

Mail Stop 4546

September 23, 2016

Michael S. Weiss
Executive Chairman and Chief Executive Officer
Mustang Bio, Inc.
2 Gansevoort Street, 9th Floor
New York, NY 10014

>   **Re: Mustang Bio, Inc.**
>   **Amendment No. 1 to Registration Statement on Form 10-12G**
>   **Filed September 15, 2016**
>   **File No. 000-55668**

Dear Mr. Weiss:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 25, 2016 letter.

Item 1. Business

Intellectual Property and Patents, page 3

1.   We note your revised disclosure on page 4 in response to our prior comment 6. Please revise your disclosure to clarify that the patents that you have licensed and plan to license are actually patent applications that are referred to in the previous paragraph.

Item 2. Financial Information

Forward-Looking Statements, page 36

2.   We note your response to our prior comment 13. Please revise the second to last sentence in the first paragraph and the last sentence in the second paragraph of this section to indicate that you will update or revise forward-looking statements to the extent required by applicable law.

Item 5. Directors and Executive Officers, page 42

3.   We note your revised disclosure in response to our prior comment 14. Please further revise to describe the specific experience, qualifications, attributes or skills that led to the conclusion that Messrs. Weiss, Horin and Herskowitz should serve as directors. Refer to Item 401(e)(1) of Regulation S-K. In addition, please restore the first sentence that was deleted in Mr. Herskowitz's biography, as Item 401(a) of Regulation S-K requires disclosure of a director's term of office.

4.   Please restore the deleted references to the positions held at CB Pharma Acquisition Corp. in the biographies of Michael S. Weiss and Lindsay A. Rosenwald, M.D., as Item 401(e) of Regulation S-K requires disclosure regarding principal occupations and employment and any other directorships held during the past five years. In addition, please state whether each corporation or organization listed in the biographies is a parent, subsidiary or other affiliate of the registrant. Refer to Item 401(e) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please contact Irene Paik at (202) 551-6553 or Mary Beth Breslin at (202) 551-3625 with any questions.

                                                Sincerely,

                                                /s/ Mary Beth Breslin for

                                                Suzanne Hayes
                                                Assistant Director
                                                Office of Healthcare and Insurance

cc: Mark F. McElreath
        Alston & Bird LLP